                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                       Claremont Technology Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   180243107
                  ------------------------------------------
                                 (CUSIP Number)

                               Robert C. Bensky
                       c/o Technology Crossover Ventures
                  101 Eisenhower Parkway, Roseland, NJ 07068
                                (201) 228-2234
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 19, 1996
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 2 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Technology Crossover Ventures, L.P.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            350,282(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             350,282(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      350,282(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 117,941 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 3 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Technology Crossover Ventures, C.V.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for a list of General Partners

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            27,741(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             27,741(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,741(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 440,482 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 4 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Technology Crossover Management, L.L.C.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for list of Managing Members

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            378,023(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             378,023(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      378,023(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 90,200 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 5 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Technology Crossover Ventures II, L.P.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            43,151(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             43,151(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      43,151(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 425,072 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 6 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    TCV II (Q), L.P.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            33,173(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             33,173(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      33,173(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 435,050 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 7 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    TCV II Strategic Partners, L.P.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for identification of General Partner

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,887(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,887(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,887(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 462,336 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 8 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Technology Crossover Ventures II, C.V.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for a list of General Partners

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,587(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,587(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,587(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 461,636 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 9 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    TCV II, V.O.F.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for a list of Managing General Partners

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,402(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,402(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,402(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 0.1%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 466,821 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 10 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON   Technology Crossover Management II, L.L.C.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      See Item 2 for a list of Managing Members

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            90,200(A)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(A)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             90,200(A)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0(A)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      90,200(A)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

--------------------------------------------------------------------------------

(A) Excludes an aggregate of 378,023 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 11 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Jay C. Hoag
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          468,223
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             468,223

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      468,223

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 12 OF 30 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON    Richard H. Kimball
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5
      2(d) OR 2(e)                                                  [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          468,223
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             468,223

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      468,223

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12    (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 13 OF 30 PAGES
--------------------------------------------------------------------------------

  Item 1.
          Security and Issuer.
          -------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Claremont Technology Group, Inc., an Oregon corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1600 N W Compton Drive, Suite 210, Beaverton, OR 97006.

  Item 2.
          Identity and Background.
          -----------------------

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's managing partners or managing members, as the case may be, and, if applicable, the persons controlling such managing partners or managing members (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).


I.

a) Technology Crossover Ventures, L.P., a Delaware limited partnership ("TCV I, L.P."). The General Partner of TCV I, L.P. is Technology Crossover Management, L.L.C., a Delaware limited liability company ("TCM I"). The sole Managing Members of TCM I are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   TCV I, L.P. is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Delaware

II.

a) Technology Crossover Ventures, C.V., a Netherlands Antilles limited partnership ("TCV I, C.V."). The General Partners of TCV I, C.V. are TCM I and Technology Crossover Administrator, N.V., a Netherlands Antilles corporation ("TCA I"). TCA I is ultimately controlled by Hoag and Kimball.
b)   Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)   TCV I, C.V. is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Netherlands Antilles

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 14 OF 30 PAGES
--------------------------------------------------------------------------------


III.

a) Technology Crossover Management, L.L.C., a Delaware limited liability company.
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   TCM I is an investment fund manager.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Delaware

IV.

a) Technology Crossover Administrator, N.V., a Netherlands Antilles corporation.
b)   Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)   TCA I is the Administrative General Partner of TCV I, C.V.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Netherlands Antilles

V.

a) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."). The General Partner of TCV II, L.P. is Technology Crossover Management II, L.L.C., a Delaware limited liability company ("TCM II"). The sole Managing Members of TCM II are Hoag and Kimball.
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   TCV II, L.P. is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Delaware

VI.

a) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"). The General Partner of TCV II (Q) is TCM II.
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   TCV II (Q) is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Delaware

VII.

a) TCV II Strategic Partners, L.P., a Delaware limited partnership ("TCV II Strategic Partners"). The General Partner of TCV II Strategic Partners is TCM II.
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   TCV II Strategic Partners is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Delaware

VIII.

a) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership ("TCV II, C.V."). The General Partners of TCV II, C.V. are TCM II

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 15 OF 30 PAGES
--------------------------------------------------------------------------------

     and Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation ("TCA II"). TCA II is ultimately controlled by Hoag and Kimball.
b)   Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)   TCV II, C.V. is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Netherlands Antilles

IX.

a) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."). The Managing General Partners of TCV II, V.O.F. are TCM II and TCA II.
b)   Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)   TCV II, V.O.F. is an investment fund.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Netherlands Antilles

X.

a) Technology Crossover Management II, L.L.C., a Delaware limited liability company.
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   TCM II is an investment fund manager.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Delaware

XI.

a) Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation.
b)   Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
c)   TCA II is the Administrative General Partner of TCV II, C.V. and TCV II,
     V.O.F.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Netherlands Antilles

XII.

a)   Jay C. Hoag
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   Hoag is a Managing Member of both TCM I and TCM II.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)
f)   Citizen of the United States of America

XIII.

a)   Richard H. Kimball
b)   575 High Street, Suite 400, Palo Alto, CA 94301
c)   Kimball is a Managing Member of both TCM I and TCM II.
d)   No criminal convictions(1)
e)   No adverse civil judgments for violations of securities laws(1)

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 16 OF 30 PAGES
--------------------------------------------------------------------------------

f)   Citizen of the United States of America

__________________________

     (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.
          Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.

---------------------------------------------------------------------------
                             Aggregate       Aggregate     Weighted Average
                             ---------       ---------     ----------------
                             Number of      Amount Paid    Price Per Share
     HOLDER                  Shares(1)      ------------   ----------------
     ------                  ---------
---------------------------------------------------------------------------
TCV I, L.P.                   350,282        $4,208,334     $12.01
---------------------------------------------------------------------------
TCV I, C.V.                    27,741        $  333,289     $12.01
---------------------------------------------------------------------------
TCV II, V.O.F.                  1,402        $   25,917     $18.49
---------------------------------------------------------------------------
TCV II, L.P.                   43,151        $  797,744     $18.49
---------------------------------------------------------------------------
TCV II (Q)                     33,173        $  613,276     $18.49
---------------------------------------------------------------------------
TCV II Strategic Partners       5,887        $  108,833     $18.49
---------------------------------------------------------------------------
TCV II, C.V.                    6,587        $  121,777     $18.49
---------------------------------------------------------------------------
Totals                        468,223        $6,209,170     $13.26
---------------------------------------------------------------------------

-------------------

(1) Includes both open market purchases of Common Stock and Common Stock purchased from shareholders of the Issuer in a private resale transaction completed prior to the Issuer's initial public offering.

Item 4.
          Purpose of Transaction.
          ----------------------

     The acquisitions of the shares of the Issuer's Common Stock that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of
the Issuer.   The Item 2 Persons with the power to do so may sell, or cause to be sold, all or part of such shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 17 OF 30 PAGES
--------------------------------------------------------------------------------

     Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     j.   Any action similar to any of those enumerated above.



Item 5.
          Interest in Securities of the Issuer.
          ------------------------------------

     (a)  and (b) Except to the extent otherwise expressly stated herein, this
Schedule 13D shall not be construed as an admission that any Item 2 Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 18 OF 30 PAGES
--------------------------------------------------------------------------------


   Item 2 Person        Common Stock        % of Class(1)       Voting Power   Dispositive
--------------------    ------------        -------------       ------------   -----------
                        Beneficially                                              Power
                        ------------                                              -----
                           Owned
                           -----
TCV I, L.P. (2)           350,282                    4.3%        sole           sole
TCV I, C.V. (2)            27,741                    0.3%        sole           sole
TCM I                     378,023                    4.6%        sole           sole
TCA I                           0                      0%        N/A            N/A
TCV II, L.P. (3)           43,151                    0.5%        sole           sole
TCV II (Q)  (3)            33,173                    0.4%        sole           sole
TCV II Strategic            5,887                    0.1%        sole           sole
 Partners  (3)
TCV II, C.V. (3)            6,587                    0.1%        sole           sole
TCV II, V.O.F.(3)           1,402            less than 0.1%      sole           sole
TCM II                     90,200                    1.1%        sole           sole
TCA II                          0                      0%        N/A            N/A
Hoag (4)                  468,223                    5.7%        shared         sole
Kimball (4)               468,223                    5.7%        shared         sole

____________________________________
     (1)
          All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 8,218,961 shares of Common Stock of the Company outstanding as of May 6, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

     (2)
          Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities.

     (3)
          Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with respect to such securities.

     (4)
          Under the operating agreements of both TCM I and TCM II, Hoag and Kimball have

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 19 OF 30 PAGES
--------------------------------------------------------------------------------

  the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds and the TCV II Funds.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 20 OF 30 PAGES
--------------------------------------------------------------------------------

     (c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons, all of which were open market transactions unless otherwise noted:

                                                                Aggregate Percentage Ownership
                                                                ------------------------------
                                     Shares      Price            of All Item 2 Persons After
                                     ------      -----            ---------------------------
                                   Purchased      Per           Transactions Effected  on Date
                                   ---------      ---           ------------------------------
Purchaser          Date             (Sold)       Share                    Listed(1)
---------          ----             ------       -----                    ---------
TCV I, L.P.         5-17-96         265,219      $10.3974          Inapplicable (2)
TCV I, C.V.         5-17-96          21,004      $10.3974          Inapplicable (2)
TCV I, L.P.         7-19-96          60,230      $  16.88               5.1%
TCV I, C.V.         7-19-96           4,770      $  16.88               5.1%
TCV I, L.P.        11-27-96           9,266      $  24.25               5.0% (3)
TCV I, C.V.        11-27-96             734      $  24.25               5.0% (3)
TCV I, L.P.        12-20-96         (35,211)     $  26.00               4.4%
TCV I, C.V.        12-20-96          (2,789)     $  26.00               4.4%
TCV II, V.O.F.      2-25-97              78      $  24.63               4.3%
TCV II, L.P.        2-25-97           2,392      $  24.63               4.3%
TCV II (Q)          2-25-97           1,839      $  24.63               4.3%
TCV II Strategic    2-25-97             326      $  24.63               4.3%
 Partners
TCV II, C.V.        2-25-97             365      $  24.63               4.3%
TCV II, V.O.F.      3-13-97             194      $  24.60               4.4%
TCV II, L.P.        3-13-97           5,980      $  24.60               4.4%
TCV II (Q)          3-13-97           4,597      $  24.60               4.4%
TCV II Strategic    3-13-97             816      $  24.60               4.4%
 Partners
TCV II, C.V.        3-13-97             913      $  24.60               4.4%
TCV I, L.P.         3-14-97           3,706      $  24.68               4.5%
TCV I, C.V.         3-14-97             294      $  24.68               4.5%
TCV II, V.O.F.      3-14-97              62      $  24.68               4.5%
TCV II, L.P.        3-14-97           1,914      $  24.68               4.5%
TCV II (Q)          3-14-97           1,471      $  24.68               4.5%
TCV II Strategic    3-14-97             261      $  24.68               4.5%

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 21 OF 30 PAGES
--------------------------------------------------------------------------------

                                                                Aggregate Percentage Ownership
                                                                ------------------------------
                                     Shares      Price            of All Item 2 Persons After
                                     ------      -----            ---------------------------
                                   Purchased      Per           Transactions Effected  on Date
                                   ---------      ---           ------------------------------
Purchaser          Date             (Sold)       Share                    Listed(1)
---------          ----             ------       -----                    ---------
TCV II, C.V.        3-14-97             292      $  24.68               4.5%
TCV I, L.P.         4-24-97           4,355      $  19.57               4.7%
TCV I, C.V.         4-24-97             345      $  19.57               4.7%
TCV II, V.O.F.      4-24-97             168      $  19.57               4.7%
TCV II, L.P.        4-24-97           5,166      $  19.57               4.7%
TCV II (Q)          4-24-97           3,972      $  19.57               4.7%
TCV II Strategic    4-24-97             705      $  19.57               4.7%
Partners
TCV II, C.V.        4-24-97             789      $  19.57               4.7%
TCV I, L.P.         4-28-97           8,432      $  14.94               5.1%
TCV I, C.V.         4-28-97             668      $  14.94               5.1%
TCV II, V.O.F.      4-28-97             325      $  14.94               5.1%
TCV II, L.P.        4-28-97           9,998      $  14.94               5.1%
TCV II (Q)          4-28-97           7,687      $  14.94               5.1%
TCV II Strategic    4-28-97           1,364      $  14.94               5.1%
 Partners
TCV II, C.V.        4-28-97           1,526      $  14.94               5.1%
TCV I, L.P.         4-29-97           6,486      $  13.88               5.3%
TCV I, C.V.         4-29-97             514      $  13.88               5.3%
TCV II, V.O.F.      4-29-97             109      $  13.88               5.3%
TCV II, L.P.        4-29-97           3,349      $  13.88               5.3%
TCV II (Q)          4-29-97           2,574      $  13.88               5.3%
TCV II Strategic    4-29-97             457      $  13.88               5.3%
 Partners
TCV II, C.V.        4-29-97             511      $  13.88               5.3%
TCV I, L.P.         5-05-97           5,791      $  17.25               5.5%
TCV I, C.V.         5-05-97             459      $  17.25               5.5%
TCV II, V.O.F.      5-05-97              97      $  17.25               5.5%

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 22 OF 30 PAGES
--------------------------------------------------------------------------------

                                                                Aggregate Percentage Ownership
                                                                ------------------------------
                                     Shares      Price            of All Item 2 Persons After
                                     ------      -----            ---------------------------
                                   Purchased      Per           Transactions Effected  on Date
                                   ---------      ---           ------------------------------
Purchaser          Date             (Sold)       Share                    Listed(1)
---------          ----             ------       -----                    ---------
TCV II, L.P.        5-05-97           2,990      $  17.25               5.5%
TCV II (Q)          5-05-97           2,299      $  17.25               5.5%
TCV II Strategic    5-05-97             408      $  17.25               5.5%
 Partners
TCV II, C.V.        5-05-97             456      $  17.25               5.5%
TCV I, L.P.         5-06-97           5,560      $  17.25               5.3%
TCV I, C.V.         5-06-97             440      $  17.25               5.3%
TCV II, V.O.F.      5-06-97              93      $  17.25               5.3%
TCV II, L.P.        5-06-97           2,870      $  17.25               5.3%
TCV II (Q)          5-06-97           2,207      $  17.25               5.3%
TCV II Strategic    5-06-97             392      $  17.25               5.3%
 Partners
TCV II, C.V.        5-06-97             438      $  17.25               5.3%
TCV I, L.P.         5-08-97          16,448      $  17.25               5.7%
TCV I, C.V.         5-08-97           1,302      $  17.25               5.7%
TCV II, V.O.F.      5-08-97             276      $  17.25               5.7%
TCV II, L.P.        5-08-97           8,492      $  17.25               5.7%
TCV II (Q)          5-08-97           6,527      $  17.25               5.7%
TCV II Strategic    5-08-97           1,158      $  17.25               5.7%
 Partners
TCV II, C.V.        5-08-97           1,297      $  17.25               5.7%

___________________________________
     (1)
          All percentages in this table are based on the total number of shares of Common Stock of the Company outstanding as of the then most recently available data, as reported in the Company's: Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on July 19, 1996 and the Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1996, December 31, 1996 and March 31, 1997. Such documents disclosed that the number of shares of Common Stock of the Issuer outstanding was 6,855,611 as of July 19, 1996, 7,297,190 as of November 5, 1996, 7,688,954 as of
  January 31, 1997 and 8,218,961 as of May 6, 1997.

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 23 OF 30 PAGES
--------------------------------------------------------------------------------

     (2)
     The indicated securities were purchased from shareholders of the Issuer in a private resale transaction completed prior to the Issuer's Common Stock being registered under Section 12 of the Act.

     (3)
     The indicated percentage has been rounded up from the actual percentage which, when rounded to the nearest one hundredth of a percent, is 4.95%.

(d)  Inapplicable.

(e)  Inapplicable.



     Item 6.
          Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There are no contracts, arrangements or understandings among any of the
Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

     Under the terms of the respective Partnership Agreements of the TCV I Funds, TCM I possesses the power to manage the investment activities of the TCV I Funds, including the power to direct the voting and direct the disposition of the Common Stock of the Issuer. Under the terms of the respective Partnership Agreements of the TCV II Funds, TCM II possesses the power to manage the investment activities of the TCV II Funds, including the power to direct the voting and disposition of the Common Stock of the Issuer. Under the Operating Agreements of TCM I and TCM II, Hoag and Kimball (the sole Managing Members of each of such entities) possess the power to cause TCM I and TCM II to exercise such voting and dispositive power with respect to the securities of the Issuer held by the TCV I Funds and the TCV II Funds.

     Item 7.
          Material to be Filed as Exhibits.
          --------------------------------

     The following exhibit is attached hereto:

     A - Statement Appointing Designated Filer and Authorized Signer

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 24 OF 30 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 19, 1997

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership

By:     /s/ Robert C. Bensky
      -------------------------------------------
     Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership

By:     /s/ Robert C. Bensky
      -------------------------------------------
     Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
    ---------------------------------------------
   Robert C. Bensky, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory


TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:    /s/ Robert C. Bensky
     ----------------------
   Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.,

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 25 OF 30 PAGES
--------------------------------------------------------------------------------

a Delaware Limited Liability Company

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory

Jay C. Hoag

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory

Richard H. Kimball

By:    /s/ Robert C. Bensky
     --------------------------------------------
   Robert C. Bensky, Authorized Signatory

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 26 OF 30 PAGES
--------------------------------------------------------------------------------

                                   EXHIBIT A

          STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNER


     Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby designates the entity listed in Column II of Exhibit
                                                                         -------
A hereto, or such other person or entity as is designated in writing by Robert
-
C. Bensky (any such entity is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to
Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of the entities listed in Column I of Exhibit A hereto and with
                                                     ---------
respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Filer (collectively, the "Companies").

     Each Reporting Person hereby further authorizes and designates ROBERT C.
BENSKY   (the "Authorized Signatory") to execute and file on behalf of such
Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that such Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of such Reporting Person's ownership of, or transactions in securities of the Companies.

     The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.


Date: June 2, 1997                TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C.,
                                   a Delaware Limited Liability Company


                                  By:  /s/ Jay C. Hoag
                                     -------------------------------------------
                                        Jay C. Hoag, Managing Member


Date: June 2, 1997                TECHNOLOGY CROSSOVER VENTURES, L.P.,
                                   a Delaware Limited Partnership

                                  By: Technology Crossover Management, L.L.C.
                                         a Delaware Limited Liability Company
                                         Its General Partner


                                  By:  /s/ Jay C. Hoag
                                     -------------------------------------------
                                       Jay C. Hoag, Managing Member

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 27 OF 30 PAGES
--------------------------------------------------------------------------------

Date: June 2, 1997           TECHNOLOGY CROSSOVER VENTURES, C.V.,
                              a Netherlands Antilles Limited Partnership

                             By: Technology Crossover Management, L.L.C.
                                    a Delaware Limited Liability Company
                                    Its Investment General Partner


                             By:  /s/ Jay C. Hoag
                                ------------------------------------------------
                                  Jay C. Hoag, Managing Member

                             And By: Technology Crossover Administrator, N.V.
                                 a Netherlands Antilles Corporation
                                 Its Administrative General Partner


                             By:  /s/ ABN AMRO Trust Company (Curacao) N.V.
                                ------------------------------------------------
                                  ABN AMRO Trust Company (Curacao) N.V.
                                  Managing Director


Date: June 2, 1997           TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.,
                              a Delaware Limited Liability Company


                             By:  /s/ Jay C. Hoag
                                ------------------------------------------------
                                  Jay C. Hoag, Managing Member



Date: June 2, 1997           TECHNOLOGY CROSSOVER VENTURES II, L.P.,
                              a Delaware Limited Partnership

                             By: Technology Crossover Management II, L.L.C.
                                    a Delaware Limited Liability Company
                                    Its General Partner


                             By:  /s/ Jay C. Hoag
                                ------------------------------------------------
                                   Jay C. Hoag, Managing Member

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 28 OF 30 PAGES
--------------------------------------------------------------------------------

Date: June 2, 1997  TCV II (Q), L.P.,
                     a Delaware Limited Partnership

                    By: Technology Crossover Management II, L.L.C.
                          a Delaware Limited Liability Company
                          Its General Partner


                    By:  /s/ Jay C. Hoag
                       -----------------
                         Jay C. Hoag, Managing Member



Date: June 2, 1997  TCV II STRATEGIC PARTNERS, L.P.,
                     a Delaware Limited Partnership

                    By: Technology Crossover Management II, L.L.C.
                          a Delaware Limited Liability Company
                          Its General Partner


                    By:  /s/ Jay C. Hoag
                       -----------------
                         Jay C. Hoag, Managing Member



Date: June 2, 1997  TECHNOLOGY CROSSOVER VENTURES II, C.V.,
                     a Netherlands Antilles Limited Partnership

                    By: Technology Crossover Management II, L.L.C.
                          a Delaware Limited Liability Company
                          Its Investment General Partner


                    By:  /s/ Jay C. Hoag
                       -----------------
                         Jay C. Hoag, Managing Member

                    And By: Technology Crossover Administrator II, N.V.
                                 a Netherlands Antilles Corporation
                                 Its Administrative General Partner


                    By:  /s/ ABN AMRO Trust Company (Curacao) N.V.
                       --------------------------------------------
                         ABN AMRO Trust Company (Curacao) N.V.
                         Managing Director

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 29 OF 30 PAGES
--------------------------------------------------------------------------------

Date: June 2, 1997  TCV II, V.O.F.,
                     a Netherlands Antilles General Partnership

                    By: Technology Crossover Management II, L.L.C.
                          a Delaware Limited Liability Company
                          Its Investment General Partner


                    By:  /s/ Jay C. Hoag
                       -----------------------------------------
                         Jay C. Hoag, Managing Member

                    And By: Technology Crossover Administrator II, N.V.
                            a Netherlands Antilles Corporation
                            Its Administrative General Partner


                    By:  /s/ ABN AMRO Trust Company (Curacao) N.V.
                       ---------------------------------------------
                         ABN AMRO Trust Company (Curacao) N.V.
                         Managing Director



Date: June 2, 1997      /s/ Robert C. Bensky
                      ----------------------------------------------
                      Robert C. Bensky



Date: June 2, 1997      /s/ Jay C. Hoag
                      ----------------------------------------------
                      Jay C. Hoag



Date: June 2, 1997      /s/ Richard H. Kimball
                      ----------------------------------------------
                      Richard H. Kimball



Date: June 2, 1997      /s/ Andrew B. Sessions
                      ----------------------------------------------
                      Andrew B. Sessions



Date: June 2, 1997      /s/ Marc S. Tesler
                      ----------------------------------------------
                      Marc S. Tesler

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
  CUSIP NO. 180243107                                      PAGE 30 OF 30 PAGES
--------------------------------------------------------------------------------

                                   EXHIBIT A

Column I                        Column II          Persons/Entities on Whose Behalf
--------                        ---------          --------------------------------
Publicly Traded Company         Designated         the Designated Filer May Act
-----------------------         Filer              ----------------------------
                                ----------
---------------------------------------------------------------------------------------
Claremont Technology          Technology        Technology Crossover Management, L.L.C.
 Group, Inc.                  Crossover         Technology Crossover Ventures, L.P.
                              Management II,    Technology Crossover Ventures, C.V.
                              L.L.C.            Technology Crossover Management II,
                                                L.L.C.
                                                Technology Crossover Ventures II, L.P.
                                                TCV II (Q), L.P.
                                                TCV II Strategic Partners, L.P.
                                                Technology Crossover Ventures II, C.V.
                                                TCV II, V.O.F.
                                                Robert C. Bensky
                                                Jay C. Hoag
                                                Richard H. Kimball
                                                Andrew B. Sessions


---------------------------------------------------------------------------------------
MemberWorks Incorporated      Technology        Technology Crossover Management, L.L.C.
                              Crossover         Technology Crossover Ventures, L.P.
                              Management II,    Technology Crossover Ventures, C.V.
                              L.L.C.            Technology Crossover Management II,
                                                L.L.C.
                                                Technology Crossover Ventures II, L.P.
                                                TCV II (Q), L.P.
                                                TCV II Strategic Partners, L.P.
                                                Technology Crossover Ventures II, C.V.
                                                TCV II, V.O.F.
                                                Robert C. Bensky
                                                Jay C. Hoag
                                                Richard H. Kimball
                                                Andrew B. Sessions


---------------------------------------------------------------------------------------
